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                              ALBA-WALDENSIAN, INC.
                               Post Office Box 100
                           201 St. Germain Avenue, SW
                          Valdese, North Carolina 28690

                                November 12, 1999

To our Stockholders:

         On behalf of your Board of Directors, I am pleased to inform you that on November 8, 1999, Alba-Waldensian, Inc. ("Alba-Waldensian") entered into an Agreement and Plan of Merger (the "Merger Agreement") with AWS Acquisition Corp., a Delaware corporation ("Purchaser"), and Tefron U.S. Holdings Corp., a Delaware corporation ("Parent"). Purchaser is a wholly-owned subsidiary of Parent, and Parent is a wholly-owned subsidiary of Tefron, Ltd., a New York Stock Exchange listed company. The Merger Agreement provides for the acquisition of Alba-Waldensian by Parent.

         Pursuant to the Merger Agreement, Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Alba-Waldensian's Common Stock at a purchase price of $18.50 per share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, December 13, 1999, unless the Offer is extended.

         Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, Purchaser will merge with and into Alba-Waldensian (the "Merger"), and all shares of Alba-Waldensian's Common Stock not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid pursuant to the Offer.

         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, ALBA-WALDENSIAN'S STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON STOCK PURSUANT TO THE OFFER.

         In arriving at its decision, the Board gave careful consideration to a number of factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion dated November 8, 1999 of William Blair & Company, Alba-Waldensian's financial advisor, that, as of such date, and subject to the conditions and limitations set forth therein, the consideration to be received by the holders of Alba-Waldensian's Common Stock pursuant to the Merger Agreement is fair to such holders from a financial point of view.

         Accompanying this letter, in addition to the Schedule 14D-9, is the Purchaser's Offer to Purchase, dated November 12, 1999, together with related materials including a Letter of Transmittal to be used for tendering your Alba-Waldensian Common Stock. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how you can tender your Alba-Waldensian Common Stock.

          WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

         The Board of Directors and management thank you for the support you have given Alba-Waldensian.

                                               Very truly yours,

                                               CLYDE WM. ENGLE

                                               Chairman